Exhibit 12.1

SINCLAIR BROADCAST GROUP, INC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

FOR THE YEARS ENDED DECEMBER 31, 2012, 2011, 2010, 2009, and 2008

(DOLLARS IN THOUSANDS)

	2012	2011	2010	2009	2008
Income (loss) before (provision) benefit for income taxes from continuing operations	$212,340	$121,373	$115,851	$(170,460)	$(369,884)
Adjustments:
(Earnings) loss of equity investees	(9,670)	(3,269)	4,861	(354)	2,703
Dividends and distributions of income from equity investees	10,339	6,031	999	1,028	1,693
Total interest expense (a)	128,553	106,128	116,046	80,021	87,634
Portion of rents representative of the interest factor (b)	2,239	1,302	1,241	1,379	1,438
Earnings (loss), as adjusted	$343,801	$231,565	$238,998	$(88,386)	$(276,416)

Fixed charges:
Total interest expense (c)	$128,553	$106,692	$118,407	$81,739	$88,396
Portion of rents representative of the interest factor	2,239	1,302	1,241	1,379	1,438
Total fixed charges	$130,792	$107,994	$119,648	$83,118	$89,834

Preferred stock dividends (d)	—	—	—	—	—
Total combined fixed charges and preferred stock dividends (d)	$130,792	$107,994	$119,648	$83,118	$89,834

Ratio of earnings to fixed charges (e)	2.63	2.14	2.00	—	—

Ratio of earnings to combined fixed charges and preferred stock dividends (e)	2.63	2.14	2.00	—	—

(a)               Consists of interest expense on all debt, including amortization of debt discount/premium and amortization of deferred financing costs.

(b)               Management believes this portion is representative of the interest factor.

(c)                Consists of interest expense on all debt, including amortization of debt discount/premium and amortization of deferred financing costs, as well as capitalized interest.

(d)               There was no preferred stock issued or outstanding for any period presented in the table.

(e)                Due to the losses for 2009 and 2008, the ratio coverage was less than 1.1 for those respective years.  The deficiency of earnings to cover fixed charges was $171.5 million and $366.3 million for 2009 and 2008, respectively.